UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc
18 March 2026

Notice of Redemption

NatWest Group plc (the "Issuer")

The Issuer hereby gives notice to holders of the £500,000,000 Fixed to Fixed Rate Notes due 28 March 2027 (ISIN: XS1970533219 (the "Notes")) of the upcoming redemption of the Notes on 28 March 2026. The amount of the Notes currently outstanding is £500,000,000.

Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Condition 5(d) (Call Option - Redemption at the Option of the Issuer) of the Notes at par, together with interest accrued to but excluding the Redemption Date. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/1667X_1-2026-3-18.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455969

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	18 March 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary